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                           November 2, 2023

       Brian Mitts
       President and Chief Financial Officer
       Vinebrook Homes Trust, Inc.
       300 Crescent Court, Suite 700
       Dallas, TX 75201

                                                        Re: Vinebrook Homes
Trust, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            From 10-K for the
fiscal year ended December 31, 2022
                                                            Response dated
October 4, 2023
                                                            File Nos. 000-56274

       Dear Brian Mitts:

              We have reviewed your October 4, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 21, 2023 letter.

       From 10-K for the fiscal year ended December 31, 2022

       FFO, Core FFO and AFFO, page 87

   1.                                                   We note from your
response to prior comment 3 that FFO, Core FFO and AFFO
                                                        were only presented for
your Vinebrook reportable segment for comparison purposes
                                                        since the investment in
NexPoint Homes occurred during fiscal year 2022. Please confirm if you plan on
presenting these non-GAAP measures on a consolidated basis in future filings where they are
reconciled from consolidated net income (loss) attributable to common stockholders.
 Brian Mitts
Vinebrook Homes Trust, Inc.
November 2, 2023
Page 2

       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameBrian Mitts                             Sincerely,
Comapany NameVinebrook Homes Trust, Inc.
                                                          Division of
Corporation Finance
November 2, 2023 Page 2                                   Office of Real Estate
& Construction
FirstName LastName